Filed Pursuant to Rule 433

Registration No: 333-134553

USD/CAD Range Note

(“3-Month USD/CAD Range Note”)	Preliminary Terms and
Conditions

100% Principal-Protected	July 17, 2008

Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to take a view on the trading range of the Canadian dollar (CAD), as quoted against the U.S. dollar (USD) (the CAD Reference Exchange Rate).  The investor will receive a return of [1.875%] on the Maturity Date (equivalent to a non-compounded [7.50%] per annum return) if the CAD Reference Exchange Rate as observed on the continuous trading Reuters DealingLink Spot Dealing System (the Continuously Observed CAD Rate) trades strictly within the CAD Reference Range at all times from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date (the Observation Period).  If the Continuously Observed CAD Rate trades outside the CAD Reference Range (or equal to either of the CAD Reference Range boundaries) at any time during the Observation Period, then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A, A+)[1]
Issue Size	US$[TBD]
Issue Price	100%
Principal Protection	100%
Trade Date	TBD
Issue Date	Trade Date + [4] Business Days

1 Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A by Standard & Poor’s and A+ by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Start Date	Trade Date
End Date	Maturity Date – [4] Valuation Business Days
Maturity Date	Issue Date + [3] Months
Reference Currency	Canadian Dollar (CAD)
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any
Additional Amount

A single U.S. dollar amount equal to the principal amount of each note multiplied by:

[1.875%] if, at all times during the Observation Period, the Continuously Observed CAD Rate trades strictly within the CAD Reference Range;

OR

0.000% if, at any time during the Observation Period, the Continuously Observed CAD Rate trades outside the CAD Reference Range (or equal to either the CAD Range Lower Boundary or the CAD Range Upper Boundary).

Observation Period	The period from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.
CAD Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the USD expressed as the amount of CAD per one USD.
Continuously Observed CAD Rate

At any time on any day during the Observation Period, the most recent traded CAD Reference Exchange Rate observed on the continuous trading Reuters DealingLink Spot Dealing System (subject to the occurrence of a Disruption Event or Continuous Observation Unavailability Event).

CAD Reference Range	From (but excluding) the CAD Range Lower Boundary to (but excluding) the CAD Range Upper Boundary.
CAD Initial Fixing (CIF)	The CAD Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option (CIF on July 17, 2008 would have been equal to 1.00035)
CAD Range Lower Boundary	CIF – [0.03035] (the CAD Range Lower Boundary on July 17, 2008 would have been equal to [0.9700])
CAD Range Upper Boundary	CIF + [0.04965] (the CAD Range Upper Boundary on July 17, 2008 would have been equal to [1.0500])
Business Day	New York
Business Day Convention	Following
Disruption Event	If a Disruption Event occurs on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the

Continuously Observed CAD Rate first trades outside the CAD Reference Range (or equal to either the CAD Range Lower Boundary or CAD Range Upper Boundary), and for so long as such Disruption Event is continuing, the Continuously Observed CAD Rate for each such day will be a single daily CAD Reference Exchange Rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)    the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction; or (y) the conversion of the Reference Currency into USD through customary legal channels; or

(B) the occurrence of any event causing the CAD Reference Exchange Rate to be split into dual or multiple currency exchange rates.
Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event occurs on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Continuously Observed CAD Rate first trades outside the CAD Reference Range (or equal to either the CAD Range Lower Boundary or CAD Range Upper Boundary), and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed CAD Rate for each such day will be the single daily CAD Reference Exchange Rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day (subject to the occurrence of a Settlement Rate Option Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, the Continuously Observed CAD Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed CAD Rate, on the Reuters DealingLink Spot Dealing System.

Settlement Rate Option Unavailability Event

If a Settlement Rate Option Unavailability Event is in effect on any day during the Observation Period on which the CAD Reference Exchange Rate is to be observed in accordance with the Settlement Rate Option pursuant to Continuous Observation Unavailability Event above, the Calculation Agent will determine the CAD Reference Exchange Rate in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Settlement Rate Option Unavailability Event” means, as determined in good faith by the Calculation Agent, the CAD Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the CAD Reference Exchange Rate in accordance with the Settlement Rate Option on such day.

Settlement Rate	Reference
Option and Valuation	Currency	Screen Reference *	Valuation Business Day
Business Day:	CAD	Reuters page USDCADFIXM=WM (as substitute for 1FED)	London

* As observed at approximately 4:00 p.m., London time.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, Series I MTN prospectus supplement.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP: [TBD]
ISIN: [TBD]
Settlement System	DTC
Listing	Not Applicable
Denominations	US$1,000 and whole multiples of US$1,000
Issue Type	US MTN
Fees	Price to Public(1)	Fees(2)	Proceeds to the Issuer
Per note	$1,000	$[2.40]	$[997.60]
Total

(1)     The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)     Lehman Brothers Inc. will receive commissions of up to $2.40 per $1,000 principal amount, or of up to 0.24%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

Certain United States Federal Income Tax Consequences

We intend to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the base prospectus. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rate

The following chart shows the spot exchange rates for the CAD at the end of each week in the period from the week ending July 10, 2005 through the week ending July 13, 2008, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The spot exchange rates presented in the following chart are expressed as the amount of CAD per one USD. The historical data on the CAD relative to the USD is not necessarily indicative of the future performance of the CAD, the Redemption Amount or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be. In addition, whether the Additional Amount is payable on the Maturity Date is determined based on individual USD/CAD trades observed on the continuous trading Reuters DealingLink Spot Dealing System (the Continuously Observed CAD Rate) falling strictly within the CAD Reference Range during the Observation Period. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment example for this note show scenarios for the Redemption Amount of the note payable on the Maturity Date, based on hypothetical trading ranges for the Continuously Observed CAD Rate during a hypothetical Observation Period. The following example also assumes a hypothetical CAD Reference Range from (but excluding) a CAD Range Lower Boundary of 0.9700 (equal to the CAD Initial Fixing – 0.03035) to (but excluding) a CAD Range Upper Boundary of 1.0500 (equal to the CAD Initial Fixing + 0.04965), a total range width of 0.0800. The following payment example also assumes that the Additional Amount payable on the Maturity Date (provided that the Continuously Observed CAD Rate has traded strictly within the CAD Reference Range during the Observation Period) is set at 1.875% times the principal amount of the notes.

The hypothetical CAD Initial Fixing (and the resulting CAD Reference Range), as well as the trading ranges for the Continuously Observed CAD Rate, have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for USD/CAD exchange rates, and should not be taken as indicative of the future performance of the Continuously Observed CAD Rate. The actual CAD Initial Fixing will be determined on the Start Date in accordance with the Settlement Rate Option, and the CAD Reference Range will be determined on the Start Date based on the CAD Initial Fixing.

If the Continuously Observed CAD Rate were to trade strictly between (and not equal to) 0.9700 and 1.0500 at all times during the Observation Period, the investor would receive on the Maturity Date a Redemption Amount equal to 101.875% of the principal amount of notes held by that investor (reflecting an Additional Amount of 1.875%). However, if the Continuously Observed CAD Rate were to trade outside the CAD Reference Range (or equal to the CAD Range Lower Boundary or CAD Range Upper Boundary) at any time during the Observation Period, the investor would receive on the Maturity Date only the principal amount of the notes (reflecting an Additional Amount of zero).

For example, if the Continuously Observed CAD Rate were not to trade between 0.9700 and 1.0500 during the Observation Period (i.e., at some point during the Observation Period the Continuously Observed CAD Rate trades at or below the applicable CAD Range Lower Boundary or at or above the applicable CAD Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.